Exhibit 4.3


                                         September 21, 1999


 To the Addressees Listed on
 Schedule A Attached Hereto

           Re: Wachovia Credit Card Master Trust $432,500,000 Class A Floating Rate Asset Backed Certificates, Series 1999-2 $30,000,000 Class B Floating Rate Asset Backed Certificates, Series 1999-2

 Ladies and Gentlemen:

           You have requested our opinion as to certain federal and state income tax consequences of the issuance of certificates pursuant to the Amended and Restated Pooling and Servicing Agreement dated as of June 4, 1999 (the "Agreement")(1), as amended to the date hereof and the Series 1999-2 Supplement thereto dated as of September 21, 1999 (the "Supplement"), between The First National Bank of Atlanta (the "Bank"), as Transferor and Servicer, and The Bank of New York (Delaware), as trustee (the "Trustee"). Specifically, you have asked us whether the Class A Floating Rate Asset Backed Certificates, Series 1999-2 and the Class B Floating Rate Asset Backed Certificates, Series 1999-2 (collectively, the "Certificates") purchased by investors will be characterized as indebtedness for federal income tax purposes and for Delaware state income tax purposes and whether Wachovia Credit Card Master Trust (the "Trust") will be classified as an association (or a publicly traded partnership) taxable as a corporation.

 -----------------
 (1) All capitalized terms used below that are not otherwise defined have the same meaning as set forth in the Agreement and the Supplement.


           In connection with your request, we have examined and relied upon
 (i) the prospectus dated September 9, 1999, and a prospectus supplement dated September 9, 1999, for the Certificates (such prospectus and prospectus supplement being hereinafter referred to as the "Prospectus");
 (ii) the Agreement; (iii) the Supplement; (iv) the Participation Agreement between the Transferor and Wachovia Bank, N.A. (the "Participant") dated April 1, 1992 (as amended, the "Participation Agreement"); (v) the Loan Agreement among the Bank, the Trustee, the Collateral Investors and the agent acting on their behalf, dated September 21, 1999 (the "Loan Agreement"); and (v) such other documents as we have deemed material to the opinions set forth herein. Our opinions are based on, among other things, the initial and continued accuracy of the information, statements, representations, and covenants contained in the Agreement, the Supplement, and the other documents referred to herein, and we have assumed that all parties to such documents will comply with their obligations thereunder and that all such documents are enforceable according to their terms.

           Our opinion is also based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative rulings, judicial decisions, proposed, temporary, and final Treasury regulations, and other applicable authorities. The statutory provisions, regulations, and interpretations upon which our opinions are based are subject to change, and such changes could apply retroactively. In addition, there can be no assurance that positions contrary to those stated in our opinion may not be asserted by the Internal Revenue Service.

           This opinion is based upon the terms and characteristics of the Certificates solely in the form such Certificates have been issued by the Trust to initial purchasers pursuant to the Agreement and does not in any way address the characterization of any derivative investments in any such Certificates or of any securities collateralized or otherwise supported by any such Certificates. This opinion is also based upon the Transferor's representation that it has not participated in the structuring, terms or characteristics of any such derivative investments or securities collateralized by the Certificates and that the obligation of the purchaser with respect to the Certificates is not in any way dependent upon the structuring, terms or characteristics of such derivative investments or securities.

           In our opinion, under current law as of the date hereof (i) the Certificates will constitute indebtedness for federal income tax purposes and for Delaware state income tax purposes and (ii) the Trust will not be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes.

 I.   Federal Income Tax Characterization of the Certificates.

      A. Economic Substance of the Transaction. If the economic substance of a transaction differs from the form in which it is cast, except in certain limited circumstances (see discussion below), the substance, rather than the form, governs the federal income tax consequences of the transaction. Gregory v. Helvering, 293 U.S. 465 (1935); Helvering v. F. &
 R. Lazarus & Co., 308 U.S. 252, aff'g, 101 F.2d 728 (6th Cir. 1939); Gatlin
 v. Commissioner, 34 B.T.A. 50 (1936).

           Whether the Certificates are in substance debt or ownership interests in the Receivables is based on a determination of which party to the transaction holds the "substantial incidents of ownership." The courts have identified a variety of factors that must be considered in making that determination. See, Town & Country Food Co. v. Commissioner, 51 T.C. 1049
 (1969), acq., 1969-2 C.B. xxv; United Surgical Steel Co. v. Commissioner, 54 T.C. 1215 (1970), acq., 1971-2 C.B. 3; G.C.M. 39584 (December 3, 1986).
 In the context of this transaction, the most important considerations are:
 (i) whether the Transferor bears the burdens of ownership (i.e., the risk of loss from the Receivables) and (ii) whether the Transferor retains the benefits of ownership (i.e., the potential for gain from the Receivables). The following discussion considers these as well as other relevant factors and demonstrates that each factor supports characterization of the Certificates as debt.

           1. The Burdens of Ownership are Not Borne by Certificateholders. The principal burden of ownership with respect to the Receivables is risk of loss arising from defaulted payments and changes in interest rates. These risks, under all reasonable default scenarios, are not borne by Certificateholders.

           Defaults on the Receivables that are allocable to the Certificateholders will first be absorbed by Excess Spread and Reallocated Principal Collections. Based on historical performance of the assets, a present value calculation prepared by Credit Suisse First Boston Corporation indicates that the net present value of the Excess Finance Charge Collections, discounted at the weighted average of the Class A Certificate Rate, the Class B Certificate Rate and the rate used to determine Collateral Monthly Interest pursuant to Section 4.6(c) of the Supplement, and assuming that LIBOR remains at its rate as of the date of such present value calculation, would be as much as 8.74% of the sum of the outstanding principal balances of the Class A Certificates, the Class B Certificates and the Collateral Interest plus such net present value.

           If Excess Spread were insufficient to cover defaults allocated to the Class A Certificates, Reallocated Principal Collections allocable first to the Collateral Interest and then to the Class B Investor Interest would be available to protect the Class A Certificateholders against default losses. If Reallocated Principal Collections are insufficient to fund the remaining Class A Required Amount, then the Collateral Interest will be reduced (but not below zero). In the event that such reduction would cause the Collateral Interest to be a negative number, the Class B Investor Interest will be reduced by the amount which the Collateral Interest would have been reduced below zero (but not below zero).

           If Excess Spread were insufficient to cover defaults allocated to the Class B Certificates, Reallocated Principal Collections allocable to the Collateral Interest not required to fund the Class A Required Amount would be available to protect the Class B Certificateholders against default losses. If such Reallocated Principal Collections are insufficient to fund the remaining Class B Required Amount, then the Collateral Interest will be reduced (but not below zero).

           In reasonable interest rate scenarios, the Transferor bears the risk that the difference between the amount of interest earned on the Receivables and the interest payable on the Certificates will decline because the Transferor is ultimately entitled to receive Excess Spread. In addition, a Series 1999-2 Pay Out Event will occur if the average Portfolio Yield for any three consecutive Monthly Periods is reduced to a rate which is less than the average Base Rate for such period. The "Base Rate", in general terms, is the rate that would be necessary to fund interest on the Class A Certificates, the Class B Certificates, the Collateral Interest, and the portion of the Servicing Fee allocable to investors, and "Portfolio Yield" is, in general terms, the yield allocable to the Investor Interest for the month, calculated on a cash basis after taking into account defaults. Thus, a Series 1999-2 Pay Out Event will occur if the portfolio does not continue to provide sufficient funds allocable to investors to make payments on the Certificates.

           Finally, the likelihood of the Certificateholders bearing any actual loss is remote, since such losses would occur only if Excess Spread as well as Reallocated Principal Collections allocable to the Collateral Interest were exhausted. Furthermore, the Class A Certificates will be rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services, and AAA by Fitch IBCA, Inc., and the Class B Certificates will be rated A2 by Moody's Investors Service, Inc., A by Standard & Poor's Ratings Services, and A by Fitch IBCA, Inc. Such ratings indicate a strong likelihood that all interest and principal will be paid and that the Certificateholders do not bear the risk of loss associated with ownership of the Receivables.

           2. The Benefits of Ownership are not Transferred to Certificateholders. If market interest rates for comparable receivables decrease in relation to the yield on the Receivables, the Receivables will increase in value. If interest rates remain constant, but customers take a longer period of time to pay their principal balances, the value of the Receivables will also increase because the Transferor will continue to receive the yield on the Receivables over a longer period of time. Regardless of interest rates, a change in customer payment patterns resulting in fewer defaults than expected based on historical experience will also increase the value of the Receivables. Any increase (to the extent permitted by applicable law and the terms of the Agreement) in the rate at which interest is assessed on the Accounts will also increase the value of the Receivables and the amount of Excess Finance Charge Collections.

           The Agreement provides that the rate of return to the Certificateholders (a floating rate based on a spread of 0.18% over LIBOR in the case of the Class A Certificates and 0.42% over LIBOR in the case of the Class B Certificates) is set at the time of the issuance of the Certificates; in contrast, finance charges payable with respect to certain Receivables are fixed at annual percentage rates that range from 14.98% to 17.98% and others carry variable rates that range from prime to prime plus
 9.9% per annum.   The Transferor receives the remaining proceeds from the
 Receivables (after payment of fixed costs); consequently, all of the benefit of any increase in the value of the Receivables or in the Excess Finance Charge Collections will inure to the Transferor rather than to the holders of the Certificates.

           3. Other Factors. A number of other factors support the conclusion that the Certificates are in substance debt. The terms of the Receivables differ materially from the terms of the Certificates with regard to their respective interest rates and maturity dates. The Transferor will retain control and possession of the Receivables. The Bank, as Servicer, is responsible for servicing, management, collection and administration of the Receivables and will bear all costs and expenses incurred in connection with such activities, although an amount to compensate the Servicer for collection activity is permitted by the Agreement to be periodically withdrawn by the Bank from the assets held by the Trust to secure the Certificates. The obligors on the Receivables will not be notified of the transfer of the Receivables to the Trust and will at all times treat the Bank as the owner of such Receivables. In addition, the Bank will agree to indemnify the Trust for the entire amount of losses, claims, damages or liabilities arising out of the activities of the Bank as Servicer. The Trustee, on behalf of the Certificateholders, has the right to inspect the Servicer's documentation on the Receivables, a right which is common in loan transactions. In addition, the Bank, as Servicer, collects the Receivables without significant supervision by the Trustee or Certificateholders. The foregoing additional factors support the conclusion that the transaction described in the Agreement and in the Supplement constitutes a loan from the Certificateholders to the Transferor.

      B. Form versus Economic Substance. There is a series of cases that have been interpreted to stand for the proposition that the Internal Revenue Service may require a taxpayer to be bound by the form of a transaction and which preclude the taxpayer from arguing that the form of a transaction should be disregarded in favor of the economic substance of the transaction. See, e.g., Commissioner v. Danielson, 378 F.2d 771 (3rd Cir.), cert. denied, 389 U.S. 858 (1967)(purchase agreement expressly allocated consideration to a covenant not to compete; however, taxpayer reported the entire amount as proceeds from the sale of capital assets; held: the taxpayer could not contradict the form of the agreement and attack the allocation to the covenant not to compete except in cases of fraud, duress or undue influence); Spector v. U.S., 641 F.2d 376 (5th Cir.
 1981)(pursuant to a written agreement, a partnership deducted Section 736 guarantee payments to a withdrawing partner but the partner, contrary to the terms of the agreement treated such payments as Section 741 capital gain payments realized upon the sale of the partnership interest; held: payments were Section 736 ordinary income); Sullivan v. U.S., 618 F.2d 1001 (3d Cir. 1980)(taxpayer disavowed original allocation of purchase price between land and agreements to lease space in a shopping mall to be built on the land when, upon audit, the gain on the sale of the leases was held to be short-term capital gain; held: contract allocations must be respected).

           The Danielson line of cases covers diverse transactions that are highly fact specific and difficult to summarize. In general, these cases involve taxpayers who, contrary to the written documents, later adopt inconsistent positions regarding (i) the allocation of purchase price, (ii) the valuation of assets or (iii) the character of income or gain to the detriment of the Treasury. None of these cases is directly applicable, however, to the facts of the transactions described in the Agreement. Unlike the Danielson line of cases, the Certificateholders, the Servicer, and the Transferor do not have adverse economic interests with respect to the Certificates.

           In addition, the form of the transaction is consistent with characterization of the Certificates as debt. Accordingly, these authorities are not applicable to the transaction and will not cause the transaction to be treated as a sale of an interest in the Receivables to the holders of the Certificates. An analysis of the following demonstrates that the form of the transaction is consistent with the characterization of the transaction as an issuance of debt and not as a sale of the Receivables to Certificateholders.

           1. The Prospectus, the Agreement and the Certificates will state that the Certificateholders, Certificate Owners, the Bank, and the Holder of the Transferor Certificate (including the Participant) will treat the transaction as a financing for federal and state income tax purposes.

           2. The Certificates will state that they represent an "undivided interest" in the Trust. However, the rights of a Certificateholder are only to receive payments of interest at the applicable Certificate Rate on the outstanding amount of the Certificates and repayment of the par amount of the Certificates on or prior to their maturity dates. The Certificates will not provide the Certificateholders with any specific rights in any Receivable, but rather will provide only for rights to cash flow from the Receivables pool. Moreover, upon fulfillment of certain conditions, the Transferor may add additional accounts to, or remove accounts from, the pool of accounts the Receivables in which secure the Certificates.

           3. Although the Certificates state that they represent an "undivided interest" in the Trust, during the Amortization Period, the allocation of Principal Receivables to the Certificates will be disproportionately large in comparison to the Investor Interest. In addition, certain collections of principal allocable to other Series of certificates may be available to make payments of principal on the Certificates.

           Furthermore it is difficult to distinguish clearly between "form," "substance," and nomenclature. The language in the Agreement that could be read to suggest that a sale to the Trust is intended has no effect on the contractual rights of the parties. Regardless of whether "sale" language or "pledge" language is employed in the Agreement, the economic rights of the Certificateholders are not affected. See Frank Lyon Co. v. U.S., 435 U.S. 561, 583-84 (1978)(form is the structure of the underlying economic transaction); Freesen v. Commissioner, 798 F.2d 195 (7th Cir.
 1986), rev'g 84 T.C. 920("form" must be distinguished from nomenclature); Coulter Electronics, Inc. v. Commissioner, 59 T.C.M. 350 (1990), aff'd, 943 F.2d 1318 (11th Cir. 1991).

           If certain aspects of the transaction should be determined to be inconsistent with treatment of the Certificates as debt and the form of the transaction is therefore ambiguous, numerous cases hold that the economic substance of the transaction controls the transaction's characterization. Elrod v. Commissioner, 87 T.C. 1046, 1065 (1986); Smith v. Commissioner, 82 T.C. 705, 713 (1984); Morrison v. Commissioner, 59 T.C. 248, 256 (1972),
 acq., 1973-2 C.B. 3; Kreider v. Commissioner, 762 F.2d. 580,588 (7th Cir.
 1985); Comdisco, Inc. v. United States, 756 F.2d. 569, 578 (7th Cir. 1985).
 In such a circumstance, it would be inappropriate to restrict taxpayers to the "four corners" of their document, since the written instrument by its own terms, is unclear. "The Danielson rule ...[is not] applicable to exclude parol evidence offered with respect to an ambiguous document." Elrod, supra at 1066. Accordingly, if the form of the transaction is deemed to be ambiguous, a court would look to evidence of the transaction's economic substance to determine its character.

      C. Divergent Accounting Treatment. In Notice 94-47, 1994-1 C.B. 357, the Internal Revenue Service has taken the position that the fact that an instrument is intended to be treated differently for tax purposes than for other purposes, including regulatory accounting purposes, is a key factor to be considered in determining whether the instrument should be characterized as debt or equity for federal income tax purposes. That factor, however, does not by itself determine the classification of the instrument for tax purposes; accordingly, the fact that the Transferor intends to report the transaction as a sale of the Receivables to Certificateholders for certain regulatory and financial accounting purposes does not by itself control the result for tax purposes.

           Indeed, the Supreme Court has frequently rejected the proposition that the financial accounting treatment of a transaction controls its tax treatment. For example, in Cottage Savings Ass'n v. Commissioner, 499 U.S. 554 (1991) rev'g 890 F.2d 848 (6th Cir. 1989), rev'g 90 T.C. 372 (1988),
 reciprocal "sales" of mortgage loans were respected as sales for federal income tax purposes (permitting thrifts to realize losses that produced loss carrybacks and tax refunds) even though such transactions were not treated as sales for regulatory accounting purposes. Thus, thrifts were able to generate tax losses without such losses being reflected on their financial statements for regulatory accounting purposes.(2)

 ----------------
 (2) It should be noted that in Cottage Savings the legal form of the transaction (which was a sale) was respected. Thus, the taxpayer was not asserting a tax position inconsistent with the form of the transaction. Here, the language describing the transfer of the Receivables to the Trust is ambiguous.


           Several other Supreme Court cases demonstrate that divergence between tax and financial accounting is not uncommon. Thor Power Tool Co.
 v. Commissioner, 439 U.S. 552, 538-44 (1979)(company's inventory deductions for financial accounting purposes were disallowed for federal income tax purposes--"any presumptive equivalency between tax and financial accounting would be unacceptable"); Commissioner v. Hansen, 360 U.S. 446
 (1959)(reserve to cover contingent liability in event of nonperformance of guaranty); Lucas v. American Code Co., 280 U.S. 445 (1930)(reserve to cover expected liability on contested lawsuit). See also Frank Lyon Co. v. United States, supra, at 577 (financial accounting treatment of a mortgage reflected the taxpayer's proper tax treatment of a sale-leaseback transaction although tax and accounting treatment "need not necessarily be the same").

                                   *

           Based on the foregoing, although there is no authority directly applicable to the facts of this transaction, in our opinion the substance of the transaction is consistent with the characterization of the Certificates as debt and the Certificates will properly be treated as debt for federal income tax purposes.


 II. Characterization of the Trust.

           The use of a trust form of issuer raises a number of issues regarding its proper characterization for federal income tax purposes. In many respects, the Trust is similar to trusts established to hold collateral pledged as security in connection with lending transactions. If interests in the Trust which are not held by the Bank are treated as debt for federal income tax purposes, the Trust will be disregarded for federal income tax purposes, and will be characterized instead as a mere security arrangement. Treas. Reg. section 1.61-13(b); Rev. Rul. 76-265, 1976-2 C.B. 448; see also Rev. Rul. 73-100, 1973-1 C.B. 613 (domestic corporation's transfer of securities to Canadian security holder, to secure liabilities to policyholders in Canada, does not create a trust where discretionary powers retained by corporation); Rev. Rul. 71-119, 1971-1 C.B. 163 (settlement fund administered by "trustee" not a trust).

           The Trust will, however, also issue certificates, or other interests, that may not be classified as debt for federal income tax purposes. The Transferor Participation issued to the Participant, for example, is not intended to be treated as debt. Such interest could cause the Trust to be subject to the rules of entity classification under Section 7701 of the Code and the Treasury regulations thereunder. Under these rules, an entity that was in existence on December 31, 1996 "will have the same classification that the entity claimed" under prior rules. Treas. Reg. section 301.7701-3(b)(3). Under prior rules, the Trust claimed that if any interest in the Trust was properly characterized as equity, the Trust was a partnership. Thus, the Trust would continue to be classified as a partnership under the current rules.

           Alternatively, if no interest in the Trust was properly characterized as equity prior to January 1, 1997, but an interest in the Trust is properly characterized as equity after January 1, 1997, the Trust will be classified as a partnership under current rules. Under these rules, a "business entity" with at least two members is classified as a partnership unless (i) it is required to be classified as a corporation or
 (ii) it affirmatively elects to be classified as an association taxable as a corporation. Treas. Reg. section 301.7701-3(a). In this case, the Trust would have at least two members: the Transferor and the holder of any interest in the Trust not characterized as indebtedness for federal tax purposes. In addition, the Trust is not one of the kind of entities which are required to be classified as a corporation under Treas. Reg. section 301.7701-2(b). Thus, assuming the Trust would not elect to be classified as an association taxable as a corporation, it would be classified as a partnership.(3)

 -------------------
 (3) This discussion also assumes that the Trust is a "business entity." Generally, the term "business entity" means an entity recognized for federal tax purposes as a separate entity which is not classified as a trust under the Code. Treas. Reg. section301.7701-2(a).


                                  *

           Accordingly, based on the foregoing and assuming the Trust does not elect to be classified as an association taxable as a corporation, the Trust would be characterized as a partnership for federal income tax purposes.


      A.  Publicly Traded Partnership.

           Under Section 7704 of the Code, a partnership will constitute a "publicly traded partnership" taxable as a corporation if interests in the partnership are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof).

           Treas. Reg. section 1.7704-1 provides a "safe harbor" from treatment as a publicly traded partnership if (i) no interest in the partnership is "traded on an established securities market," (ii) (subject to certain exceptions) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933 and (iii) (subject to certain exceptions) the partnership does not have more than one hundred partners at any time during the taxable year of the partnership. Based on a representation of the Transferor, it is our understanding that there are not today, and have not been at any time during the current taxable year, more than one hundred holders of collateral interests (or interests therein) or of other interests in the Trust with respect to which an opinion was not rendered that such interests will be treated as debt for federal income tax purposes nor are such interests "traded on an established securities market." Moreover, the Supplement and the Collateral Interest contain provisions intended to limit the total number of holders of the Collateral Interest and the collateral interests of other Series, and the Collateral Interest Holder covenants to restrict transfers of the Collateral Interest so that there will never be more than 100 holders of interests in the Trust for which no opinion has been rendered that such interest is "debt" for federal income tax purposes and to prevent the Collateral Interest from being "traded on an established securities market." Accordingly, as of the date hereof, the Trust is not a "publicly traded partnership" taxable as a corporation.


 III. Delaware Income Tax Characterization of the Certificates.

           In rendering the following opinion regarding state taxation in Delaware, we have considered and relied upon the applicable provisions of the tax laws of Delaware, the regulations promulgated thereunder, cases and administrative rulings and such other authorities as we have deemed appropriate.

           Based on the foregoing, although there is no authority directly applicable to the facts of this transaction, in our opinion the substance of the transaction is consistent with the characterization of the Certificates as debt, and the Certificates will properly be treated as debt for Delaware income tax purposes.

                          *       *      *


           This opinion is being furnished to you solely for your benefit and is not to be used, circulated, quoted, or otherwise referred to for any purpose without our express written permission.

                               Very truly yours,


                          /s/ Skadden, Arps, Slate, Meagher & Flom LLP




                               SCHEDULE A

 Wachovia Bank, N.A.
 100 North Main Street
 Winston-Salem, NC 27150

 Credit Suisse First Boston Corporation
 Wachovia Securities, Inc.
   as Representatives of  the Several Underwriters
 c/o Credit Suisse First Boston Corporation
 Eleven Madison Avenue
 New York, NY 10010

 Commerzbank Aktiengesellschaft,
   New York Branch
 2 World Financial Center
 New York, NY 10281

 Standard & Poor's Rating Services,
   a division of the McGraw-Hill Companies
 26 Broadway
 New York, New York  10004

 Moody's Investors Service, Inc.
 99 Church Street, 4th Floor
 New York, New York  10007

 Fitch IBCA, Inc.
 One State Street Plaza
 New York, New York  10004

 The Bank of New York (Delaware), as Trustee
 White Clay Center
 Route 273
 Newark, Delaware 19711

 The Bank of New York, as Co-Trustee
 101 Barclay Street
 New York, New York 10286

 Four Winds Funding Corporation
 c/o Commerzbank Aktiengesellschaft,
   New York Branch
 2 World Financial Center
 New York, NY 10281